Exhibit 99.1

21Vianet Group, Inc. Reports Second Quarter 2016

Unaudited Financial Results

BEIJING, Aug. 16, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter of 2016. The Company will hold a conference call at 8:00 p.m. Eastern Time on August 16, 2016. Dial-in details are provided at the end of the release.

Second Quarter 2016 Financial Highlights

•	Net revenues increased to RMB910.8 million (US$137.1 million) from RMB866.8 million in the comparative period in 2015

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “Despite headwinds in certain market segments, we are pleased to report that core business areas, including IDC, Cloud and VPN gained solid growth momentum in the second quarter. Following a slow start during the first quarter this year, new cabinet additions in our self-built data centers were back on track and utilization continued to trend up and we expect the momentum in our core IDC segment to continue. Additionally, we are experiencing solid growth in our cloud business, driven by both steady growth from our existing Microsoft cloud business, as well as contributions from IBM cloud business. However, challenges in our managed network services (“MNS”) segment remain, which we are proactively and aggressively addressing. As we continue to focus on our key growth areas and optimizing our revenue mix, we believe that we are well positioned to capture the tremendous growth potential in China and maintain our position as a leading internet infrastructure service provider in China.”

Mr. Terry Wang, Chief Financial Officer of the Company, commented, “We see positive signs in terms of new business opportunities and cost control initiatives, even as pricing pressure continued to limit our top line growth in the managed network services. Our total revenues in the second quarter of 2016 increased to RMB910.8 million (US$137.1 million), primarily driven by improving year-over-year growth in the hosting related business, including IDC, Cloud and VPN services. Overall number of cabinets reached 24,098 during the quarter and those in our self-built data centers accounted for 69% of total. Utilization rate further improved to 76.2%, from 74.6% in the first quarter and 67.5% a year ago as cabinet billing growth remained strong. Further, we are pleased with our operations team’s progress on cost control front, which is yet to be fully reflected in our quarterly financial results and should yield positive results in the coming quarters. With our core hosting business steadily growing, new business opportunities opening up and cost-control effort progressing, we remain confident to reignite margin growth going forward.”

Second Quarter 2016 Financial Results

REVENUES: Net revenues for the second quarter of 2016 increased by 5.1% to RMB910.8 million (US$137.1 million) from RMB866.8 million in the comparative period in 2015, primarily driven by a year-over-year increase in IDC, Cloud and VPN revenues, partially offset by the decline in MNS revenues.

Net revenues from hosting and related services increased by 19.3% to RMB767.9 million (US$115.5 million) in the second quarter of 2016 from RMB643.7 million in the comparative period in 2015, primarily due to the year-over-year increase in total number of billable cabinets and improved utilization rate, partially offset by lower MRR, or monthly recurring revenue, per cabinet. Net revenues from MNS were RMB142.9 million (US$21.5 million) in the second quarter of 2016, compared with RMB223.1 million in the comparative period in 2015. The decrease is primarily due to the continued industry-wide decline in bandwidth prices and lower revenue contribution from Aipu, which is undergoing a business optimization process.

GROSS PROFIT: Gross profit for the second quarter of 2016 was RMB172.9 million (US$26.0 million), compared with RMB204.0 million in the comparative period in 2015. Gross margin for the second quarter of 2016 was 19.0%, compared with 23.5% in the comparative period in 2015. The decrease in gross margin was primarily due to continued weakness in the MNS business.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB200.8 million (US$30.2 million) in the second quarter of 2016, compared with RMB245.7 million in the comparative period in 2015. Adjusted gross margin was 22.0% in the second quarter of 2016, compared with 28.3% in the comparative period in 2015.

OPERATING EXPENSES: Total operating expenses increased to RMB300.5 million (US$45.2 million) in the second quarter of 2016 from RMB293.6 million in the comparative period in 2015. Adjusted operating expenses, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, increased to RMB313.4 million (US$47.2million) from RMB209.5 million in the comparative period in 2015. As a percentage of net revenues, adjusted operating expenses were 34.4%, compared with 24.2% in the comparative period in 2015 and 25.5% in the first quarter of 2016.

Sales and marketing expenses increased by 7.0% to RMB83.5 million (US$12.6 million) in the second quarter of 2016 from RMB78.0 million in the comparative period in 2015.

General and administrative expenses increased by 19.5% to RMB199.4 million (US$30.0 million) in the second quarter of 2016 from RMB166.9 million in the comparative period in 2015, primarily due to an one-time bad debt provision and higher depreciation expense.

Research and development expenses increased by 2.9% to RMB33.0 million (US$5.0 million) in the second quarter of 2016 from RMB32.1 million in the comparative period in 2015.

Changes in the fair value of contingent purchase consideration payable was a gain of RMB15.3 million (US$2.3 million) in the second quarter of 2016, compared with a loss of RMB16.6 million in the comparative period in 2015.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2016 was RMB15.5 million (US$2.3 million), compared with RMB149.4 million in the comparative period in 2015. The decrease in adjusted EBITDA was primarily due to a combination of lower gross profit and an aggregate one-time expense of RMB69.9 million (US$10.5 million), which included a change of bonus policy and accrual of bad debt provision. Adjusted EBITDA margin for the second quarter of 2016 was 1.7% compared with 17.2% in the comparative period in 2015 and 12.6% in the first quarter of 2016. Adjusted EBITDA for the second quarter of 2016 excludes a reversal of share-based compensation expenses of RMB8.7 million (US$1.3 million) and changes in the fair value of contingent purchase consideration payable which was a gain of RMB15.3 million (US$2.3 million).

Under the terms and conditions governing the Company’s 6.875% Bonds due 2017 (the “Bonds”), the Company is required to maintain a ratio of Adjusted EBITDA to Consolidated Interest Expense of 2.75:1 or higher for the six month period ended June 30, 2016. As a result of the decrease in Adjusted EBITDA, the Company will not be able to meet this requirement. However, as mentioned above, the decrease in Adjusted EBITDA was primarily attributable to non-recurring factors and one-time expenses, the effect of which the Company believes to be temporary. Notwithstanding the above, the Company intends to amend the offer to purchase announced on August 1, 2016 to include a consent solicitation for a waiver from the requirement to meet certain financial ratios under the Bonds for the period ended June 30, 2016. The Company intends to fund the repurchase of the Bonds and consent fee, if any, with cash on hand and it currently has sufficient cash to repurchase or redeem the outstanding Bonds. Details of the amended offer to purchase and consent solicitation will be announced at a later date.

NET PROFIT/LOSS: Net loss for the second quarter of 2016 was RMB123.8 million (US$18.6 million), compared with a net loss of RMB141.8 million in the comparative period in 2015.

Adjusted net loss for the second quarter of 2016 was RMB108.9 million (US$16.4 million) compared with an adjusted net loss of RMB16.0 million in the comparative period in 2015. Adjusted net loss in the second quarter of 2016 excludes a reversal of share-based compensation expenses of RMB8.7 million (US$1.3 million), amortization of intangible assets derived from acquisitions of RMB39.0 million (US$5.9 million), changes in the fair value of contingent purchase consideration payable which was a gain of RMB15.3 million (US$2.3 million) in aggregate. Adjusted net margin in the second quarter of 2016 was negative 12.0%, compared with negative 1.8% in the comparative period in 2015 and negative 8.6% in the first quarter of 2016.

LOSS PER SHARE: Diluted loss per ordinary share for the second quarter of 2016 was RMB0.22, which represents the equivalent of RMB1.32 (US$0.20) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the second quarter of 2016 was RMB0.19, which represents the equivalent of RMB1.14 (US$0.17) per ADS. Adjusted loss per share is calculated using adjusted net loss as discussed above divided by the weighted average number of shares.

As of June 30, 2016, the Company had a total of 683.1 million ordinary shares outstanding, or equivalent of 113.9 million ADSs.

BALANCE SHEET: As of June 30, 2016, the Company’s cash and cash equivalents and short-term investment were RMB3.57 billion (US$537.2 million).

Second Quarter 2016 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB8,793 in the second quarter of 2016, compared with RMB9,115 in the first quarter of 2016.

•	Total cabinets under management increased to 24,098 as of June 30, 2016 from 23,825 as of March 31, 2016, with 16,637 cabinets in the Company’s self-built data centers and 7,461 cabinets in its partnered data centers.

•	Utilization rate was 76.2% in the second quarter of 2016, compared with 74.6% in the first quarter of 2016.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 1.06% in the second quarter of 2016, compared with 0.41% in the first quarter of 2016.

Recent Developments

On June 16, 2016, the Company announced new addition to the board, with Ms. Wei Yuan appointed as a director of the Company.

On June 30, 2016, the Company received a letter from Mr. Josh Sheng Chen (“Mr. Chen”), Chairman of the Board, Kingsoft Corporation Limited (“Kingsoft”) and Tsinghua Unigroup International Co., Ltd. (“Unigroup”, together with Mr. Chen and Kingsoft, the “Buyer Group”), stating that the Buyer Group would withdraw the non-binding going private proposal (the “Proposal”) dated June 10, 2015, with immediate effect. On the same day, the Company announced a US$200 million share repurchase program which would be valid for the next 12 months from the date of announcement.

On July 6, 2016, the Company announced that 21Vianet and Kingsoft, a leading internet based software developer, distributor and service provider, have extended the strategic cooperation on data center cabinets leasing. The renewed agreement extends the term of the strategic cooperation on data center cabinets leasing by three years until January 2021.

Financial Outlook

For the third quarter of 2016, the Company expects net revenues to be in the range of RMB900 million to RMB940 million, representing approximately 0.4% year-over-year decline at the mid-point. Adjusted EBITDA is expected to be in the range of RMB40 million to RMB60 million, representing approximately 59% year-over-year decline at the mid-point.

For the full year 2016, the Company now expects net revenues to be in the range of RMB3.62 billion to RMB3.66 billion, representing approximately 0.2% growth over 2015 at the mid-point. Adjusted EBITDA for the full year 2016 is expected to be in the range of RMB240 million to RMB260 million, representing approximately 54% decline over 2015 at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Tuesday, August 16, 2016 at 8:00 pm U.S. Eastern Time, or Wednesday, August 17, 2016 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	58092112

The replay will be accessible through August 24, 2016, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	58092112

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.646 to US$1.00, the noon buying rate in effect on June 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Qing Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Violet Gu

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2015	As of June 30, 2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,685,054	3,555,069	534,927
Restricted cash	195,230	196,775	29,608
Accounts and notes receivable, net	694,108	747,298	112,445
Short-term investments	104,897	14,810	2,228
Inventories	13,539	8,262	1,243
Prepaid expenses and other current assets	642,553	818,449	123,152
Deferred tax assets	31,113	38,926	5,857
Amount due from related parties	105,137	153,727	23,131

Total current assets	3,471,631	5,533,316	832,591
Non-current assets:
Property and equipment, net	3,653,071	3,860,863	580,939
Intangible assets, net	1,274,166	1,196,642	180,057
Land use right, net	64,682	76,584	11,523
Deferred tax assets	46,900	56,640	8,523
Goodwill	1,755,970	1,755,970	264,219
Long term investments	198,907	268,482	40,398
Restricted cash	128,515	32,050	4,823
Amount due from related parties	70,000	—	—
Other non-current assets	183,868	216,820	32,625

Total non-current assets	7,376,079	7,464,051	1,123,107

Total assets	10,847,710	12,997,367	1,955,698

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	276,000	229,000	34,457
Accounts and notes payable	482,622	572,317	86,116
Accrued expenses and other payables	637,957	652,126	98,127
Deferred revenue	342,105	341,290	51,353
Advances from customers	185,800	161,636	24,321
Income taxes payable	49,959	23,169	3,486
Amounts due to related parties	397,588	198,109	29,809
Current portion of long-term bank borrowings	38,803	39,020	5,871
Current portion of capital lease obligations	140,488	208,438	31,363
Current portion of deferred government grant	6,332	5,926	892
Current portion of bonds payable	263,365	1,988,777	299,249

Total current liabilities	2,821,019	4,419,808	665,044
Non-current liabilities:
Long-term bank borrowings	103,421	197,321	29,691
Deferred revenue	68,535	71,423	10,747
Amounts due to related parties	27,384	—	—
Unrecognized tax benefits	14,492	21,988	3,309
Deferred tax liabilities	293,212	284,407	42,794
Non-current portion of capital lease obligations	579,070	574,247	86,406
Non-current portion of deferred government grant	31,288	28,702	4,319
Bonds payable	1,984,685	—	—
Mandatorily redeemable noncontrolling interests	100,000	—	—

Total non-current liabilities	3,202,087	1,178,088	177,266
Redeemable noncontrolling interests	790,229	787,364	118,474
Shareholders’ equity
Treasury stock	(193,142)	(162,428)	(24,440)
Ordinary shares	34	45	7
Additional paid-in capital	6,403,117	9,161,557	1,378,528
Accumulated other comprehensive loss	(24,236)	2,944	443
Statutory reserves	63,174	63,174	9,506
Accumulated deficit	(2,233,985)	(2,473,760)	(372,226)

Total 21Vianet Group, Inc. shareholders’ equity	4,014,962	6,591,532	991,818
Noncontrolling interest	19,413	20,575	3,096

Total shareholders’ equity	4,034,375	6,612,107	994,914

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	10,847,710	12,997,367	1,955,698

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2015	March 31,2016	June 30, 2016		June 30, 2015	June 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	643,709	706,126	767,930	115,549	1,256,937	1,474,056	221,799
Managed network services	223,078	156,146	142,919	21,505	469,957	299,065	45,000

Total net revenues	866,787	862,272	910,849	137,054	1,726,894	1,773,121	266,799
Cost of revenues	(662,810)	(693,292)	(737,946)	(111,038)	(1,292,572)	(1,431,238)	(215,357)

Gross profit	203,977	168,980	172,903	26,016	434,322	341,883	51,442
Operating expenses
Sales and marketing	(78,031)	(77,315)	(83,455)	(12,557)	(168,431)	(160,770)	(24,191)
General and administrative	(166,885)	(133,801)	(199,368)	(29,999)	(296,093)	(333,169)	(50,132)
Research and development	(32,059)	(41,857)	(32,976)	(4,962)	(66,090)	(74,833)	(11,260)
Changes in the fair value of contingent purchase consideration payable	(16,643)	(1,481)	15,306	2,303	(37,589)	13,825	2,080

Total operating expenses	(293,618)	(254,454)	(300,493)	(45,215)	(568,203)	(554,947)	(83,503)

Other operating income	8,569	—	—	—	8,569	—	—
Operating loss	(81,072)	(85,474)	(127,590)	(19,199)	(125,312)	(213,064)	(32,061)
Interest income	20,449	8,882	3,641	548	34,279	12,523	1,884
Interest expense	(71,664)	(55,692)	(52,755)	(7,938)	(143,531)	(108,447)	(16,318)
Gain from equity method investment	123	1,201	19,374	2,915	11,418	20,575	3,096
Other income	2,876	1,106	3,367	507	4,536	4,473	673
Other expense	(183)	(1,104)	(12,510)	(1,882)	(1,134)	(13,614)	(2,048)
Foreign exchange (loss) gain	(5,269)	(5,243)	24,224	3,645	4,898	18,981	2,856

Loss before income taxes	(134,740)	(136,324)	(142,249)	(21,404)	(214,846)	(278,573)	(41,918)
Income tax (expense) benefit	(7,091)	(14,994)	18,400	2,769	(15,654)	3,406	512

Net loss	(141,831)	(151,318)	(123,849)	(18,635)	(230,500)	(275,167)	(41,406)
Net (income) loss attributable to noncontrolling interest	(3,315)	8,518	26,874	4,044	(11,373)	35,392	5,325

Net loss attributable to ordinary shareholders	(145,146)	(142,800)	(96,975)	(14,591)	(241,873)	(239,775)	(36,081)

Loss per share
Basic	(0.28)	(0.28)	(0.22)	(0.03)	(0.51)	(0.50)	(0.08)
Diluted	(0.28)	(0.28)	(0.22)	(0.03)	(0.51)	(0.50)	(0.08)
Shares used in loss per share computation
Basic*	489,847,525	525,041,586	578,617,002	578,617,002	461,268,566	551,875,790	551,875,790
Diluted*	489,847,525	525,041,586	578,617,002	578,617,002	461,268,566	551,875,790	551,875,790
Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.68)	(1.68)	(1.32)	(0.20)	(3.06)	(3.00)	(0.45)
Diluted	(1.68)	(1.68)	(1.32)	(0.20)	(3.06)	(3.00)	(0.45)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2015	March 31,2016	June 30, 2016		June 30, 2015	June 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	203,977	168,980	172,903	26,016	434,322	341,883	51,442
Plus: share-based compensation expense	2,305	3,925	(11,073)	(1,666)	4,517	(7,148)	(1,076)
Plus: amortization of intangible assets derived from acquisitions	39,434	38,197	38,967	5,863	79,603	77,164	11,611

Adjusted gross profit	245,716	211,102	200,797	30,213	518,442	411,899	61,977

Adjusted gross margin	28.3%	24.5%	22.0%	22.0%	30.0%	23.2%	23.2%
Operating expenses	(293,618)	(254,454)	(300,493)	(45,215)	(568,203)	(554,947)	(83,503)
Plus: share-based compensation expense	67,496	33,468	2,355	354	111,740	35,823	5,390
Plus: changes in the fair value of contingent purchase consideration payable	16,643	1,481	(15,306)	(2,303)	37,589	(13,825)	(2,080)

Adjusted operating expenses	(209,479)	(219,505)	(313,444)	(47,164)	(418,874)	(532,949)	(80,193)

Net loss	(141,831)	(151,318)	(123,849)	(18,635)	(230,500)	(275,167)	(41,406)
Plus: share-based compensation expense	69,801	37,393	(8,718)	(1,312)	116,257	28,675	4,315
Plus: amortization of intangible assets derived from acquisitions	39,434	38,197	38,967	5,863	79,603	77,164	11,611
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	16,643	1,976	(15,306)	(2,303)	37,589	(13,330)	(2,006)

Adjusted net (loss) profit	(15,953)	(73,752)	(108,906)	(16,387)	2,949	(182,658)	(27,486)

Adjusted net margin	-1.8%	-8.6%	-12.0%	-12.0%	0.2%	-10.3%	-10.3%
Net loss	(141,831)	(151,318)	(123,849)	(18,635)	(230,500)	(275,167)	(41,406)
Minus: Provision for income taxes	(7,091)	(14,994)	18,400	2,769	(15,654)	3,406	512
Minus: Interest income	20,449	8,882	3,641	548	34,279	12,523	1,884
Minus: Interest expenses	(71,664)	(55,692)	(52,755)	(7,938)	(143,531)	(108,447)	(16,318)
Minus: Exchange (loss) gain	(5,269)	(5,243)	24,224	3,645	4,898	18,981	2,856
Minus: Gain from equity method investment	123	1,201	19,374	2,915	11,418	20,575	3,096
Minus: Other income	2,876	1,106	3,367	507	4,536	4,473	673
Minus: Other expenses	(183)	(1,104)	(12,510)	(1,882)	(1,134)	(13,614)	(2,048)
Plus: depreciation	98,462	108,940	118,195	17,785	192,340	227,135	34,177
Plus: amortization	45,517	46,222	48,892	7,357	95,393	95,114	14,312
Plus: share-based compensation expense	69,801	37,393	(8,718)	(1,312)	116,257	28,675	4,315
Plus: changes in the fair value of contingent purchase consideration payable	16,643	1,481	(15,306)	(2,303)	37,589	(13,825)	(2,080)

Adjusted EBITDA	149,351	108,562	15,473	2,328	316,267	124,035	18,663

Adjusted EBITDA margin	17.2%	12.6%	1.7%	1.7%	18.3%	7.0%	7.0%
Adjusted net (loss) profit	(15,953)	(73,752)	(108,906)	(16,387)	2,949	(182,658)	(27,486)
Less: Net (profit) loss attributable to noncontrolling interest	(3,315)	8,518	26,874	4,044	(11,373)	35,392	5,325
Adjusted net loss attributable to the Company’s ordinary shareholders	(19,268)	(65,234)	(82,032)	(12,343)	(8,424)	(147,266)	(22,161)
Adjusted loss per share
Basic	(0.02)	(0.14)	(0.19)	(0.03)	(0.00)	(0.33)	(0.05)
Diluted	(0.02)	(0.14)	(0.19)	(0.03)	(0.00)	(0.33)	(0.05)
Shares used in adjusted loss per share computation:
Basic*	489,847,525	525,041,586	578,617,002	578,617,002	461,268,566	551,875,790	551,875,790
Diluted*	489,847,525	525,041,586	578,617,002	578,617,002	461,268,566	551,875,790	551,875,790
Adjusted loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.12)	(0.84)	(1.14)	(0.17)	(0.00)	(1.98)	(0.30)
Diluted	(0.12)	(0.84)	(1.14)	(0.17)	(0.00)	(1.98)	(0.30)

*	Shares used in adjusted loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2016	June 30, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(151,318)	(123,849)	(18,635)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss (gain)	5,243	(24,224)	(3,645)
Changes in the fair value of contingent purchase consideration payable	1,481	(15,306)	(2,303)
Depreciation of property and equipment	108,940	118,195	17,785
Amortization of intangible assets	45,760	47,661	7,171
Provision for doubtful accounts and other receivables	26	44,741	6,732
Share-based compensation expense	37,393	(8,718)	(1,312)
Deferred income taxes benefit	(896)	(25,462)	(3,831)
Gain from equity method investment	(1,201)	(19,374)	(2,915)
Changes in operating assets and liabilities
Restricted cash	17,463	72,707	10,940
Inventories	1,913	3,364	506
Accounts and notes receivable	(68,477)	8,634	1,299
Unrecognized tax expense	915	6,581	990
Prepaid expenses and other current assets	(105,642)	(65,502)	(9,856)
Amounts due from related parties	16,226	(17,986)	(2,706)
Accounts and notes payable	64,183	25,512	3,839
Accrued expenses and other payables	(3,812)	54,268	8,166
Deferred revenue	(895)	2,968	447
Advances from customers	8,476	(32,640)	(4,911)
Income taxes payable	8,427	(35,217)	(5,299)
Amounts due to related parties	(1,080)	(233)	(35)
Deferred government grants	(1,611)	(1,381)	(208)

Net cash (used in) generated from operating activities	(18,486)	14,739	2,219

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(140,963)	(156,703)	(23,579)
Purchases of intangible assets	(4,988)	(15,410)	(2,319)
Prepayment for future asset acquisition	—	(24,381)	(3,669)
Receipt of loans from third parties	3,279	—	—
Payments for short-term investments	(11,280)	(933)	(140)
Proceeds received from maturity of short-term investments	102,300	—	—
Payments for long-term investments	—	(49,000)	(7,373)

Net cash used in investing activities	(51,652)	(246,427)	(37,080)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholders	—	2,548,695	383,499
Proceeds from exercise of stock options	1,956	1,491	224
Proceeds from long-term bank borrowings	51,500	58,850	8,855
Proceeds from short-term bank borrowings	65,000	53,000	7,975
Repayments of short-term bank borrowings	(100,000)	(65,000)	(9,780)
Repayments of long-term bank borrowings	(2,944)	(13,289)	(2,000)
Repayments of 2016 Bonds	(264,250)	—	—
Consideration paid to selling shareholders	(2,475)	—	—
Prepayment for shares repurchase plan	—	(39,787)	(5,987)
Payments for capital leases	(34,594)	(39,105)	(5,884)
Repayments for Mandatorily redeemable noncontrolling interests	(100,000)	—	—

Net cash (used in) generated from financing activities	(385,807)	2,504,855	376,902

Effect of foreign exchange rate changes on cash and short term investments	(5,294)	58,087	8,740
Net (decrease) increase in cash and cash equivalents	(461,239)	2,331,254	350,781
Cash and cash equivalents at beginning of period	1,685,054	1,223,815	184,146

Cash and cash equivalents at end of period	1,223,815	3,555,069	534,927